As filed with the Securities and Exchange Commission on September 28, 2006

Registration No. 333-122260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 5 TO

FORM S-3 ON FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

DIVIDEND CAPITAL TRUST INC.

(Exact name of Registrant as specified in its governing instruments)

Maryland	518 Seventeenth Street, Suite 1700 Denver, Colorado 80202 Telephone (303) 228-2200	82-0538520
(State or other jurisdiction of incorporation or organization)	(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(I.R.S. Employer Identification No.)

Evan H. Zucker

Chief Executive Officer

518 Seventeenth Street, Suite 1700

Denver, Colorado 80202

Telephone (303) 228-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert E. King Jr., Esq. Larry P. Medvinsky Clifford Chance US LLP 31 West 52nd Street New York, New York 10019	David C. Roos, Esq. Moye White LLP 1400 16th Street Denver, Colorado 80202

Approximate Date of Commencement of Proposed Sale to the Public:

As soon as practicable after the effective date of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-122260

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to this Registration Statement on Form S-3, as amended on Form S-11 (No. 333-122260), is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement. In accordance with Rule 462(d), this Post-Effective Amendment No. 5 to this Registration Statement is effective upon filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits.

B. Exhibits.

Exhibit No.	Description
*2.3	Contribution Agreement by and among Dividend Capital Trust Inc., Dividend Capital Operating Partnership LP and Dividend Capital Advisors Group LLC, dated as of July 21, 2006 (incorporated by reference to Exhibit 2.1 to Form 8-K filed on July 27, 2006)

*3.1.1	Form of Second Articles of Amendment and Restatement (incorporated by reference to Appendix C-1 to Definitive Proxy Statement filed on September 1, 2006)

*3.1.2	Form of Third Articles of Amendment and Restatement (incorporated by reference to Appendix D-1 to Definitive Proxy Statement filed on September 1, 2006)

*10.6.3	Form of 2006 Long-Term Incentive Plan (incorporated by reference to Appendix F to Definitive Proxy Statement filed on September 1, 2006)

*10.6.4	Form of 2006 Incentive Compensation Plan (incorporated by reference to Appendix G to Definitive Proxy Statement filed on September 1, 2006)

+10.6.5	Employment Agreement, dated as of July 21, 2006, between Dividend Capital Trust Inc. and Thomas G. Wattles

+10.6.6	Employment Agreement, dated as of July 21, 2006, between Dividend Capital Trust Inc. and James D. Cochran

+10.6.7	Employment Agreement, dated as of July 21, 2006, between Dividend Capital Trust Inc. and Daryl H. Mechem

+10.6.8	Employment Agreement, dated as of July 21, 2006, between Dividend Capital Trust Inc. and Matthew T. Murphy

+10.6.9	Employment Agreement, dated as of July 21, 2006, between Dividend Capital Trust Inc. and Michael J. Ruen

+10.6.10	Employment Agreement, dated as of August 14, 2006, between Dividend Capital Trust Inc. and Philip L. Hawkins

+10.6.11	Employment Agreement, dated as of September 18, 2006, between Dividend Capital Trust Inc. and Stuart B. Brown

*10.23	Form of Noncompete Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 27, 2006)

*10.24	Form of Pledge Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K filed on July 27, 2006)

*10.25	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to Form 8-K filed on July 27, 2006)

+	Filed herewith.
*	Incorporated by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 28, 2006.

DIVIDEND CAPITAL TRUST INC.

BY:	/S/ EVAN H. ZUCKER
Evan H. Zucker, President (Chief Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ EVAN H. ZUCKER Evan H. Zucker	Chief Executive Officer (Principal Executive Officer), President and Director	September 28, 2006

/S/ JAMES R. MULVIHILL James R. Mulvihill	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	September 28, 2006

/S/ THOMAS G. WATTLES Thomas G. Wattles	Chairman, Chief Investment Officer and Director	September 28, 2006

* Tripp H. Hardin	Director	September 28, 2006

Phillip R. Altinger	Director

* John C. O’Keeffe	Director	September 28, 2006

Bruce L. Warwick	Director

*By:	/s/ EVAN H. ZUCKER
Evan H. Zucker, individually and as attorney-in-fact for each such other person pursuant to the power of attorney filed as a part of this Registration Statement.

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